Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Atlas Crest Investment Corp. III (formerly known as Atlas Crest Investment Corp. V) (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-253771) of our report dated March 16, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Atlas Crest Investment Corp. III as of December 31, 2021 and for the period February 2, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 16, 2022